Exhibit 20 Press release issued May 12, 2020

For Immediate Release	May 12, 2020

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported earnings per share of $.03 for its fiscal 2020 third quarter and $.26 for the nine month period ended March 29, 2020, down from $.35 and $.54 in the prior year comparable periods, respectively.  The Company began to see a decrease in traffic related to the COVID-19 pandemic beginning in early March 2020 and on March 18, 2020, federal and state executive orders required the closure of our bowling centers to help mitigate the spread of the disease.  Earnings also decreased substantially in the current quarter as the Company’s investments were down along with the greater market almost 20% due to the impact of the COVID-19, causing a $1 million negative impact on earnings.  This GAAP required reporting of change in value of investments as part of current earnings resulted in a $.14 per share drop in the current year third quarter compared to an increase of $.05 per share earnings in the third quarter ended March 31, 2019.

The impact of the pandemic is expected to take a heavy toll in the fourth quarter ending June 28, 2020 as bowling centers remain closed, providing no revenue.  Reopening is expected to occur later in the fourth quarter, however social distancing and other precautionary measures will preclude operating at full capacity likely resulting in fewer summer leagues and modified hours of operation.

 The Company suspended its regular quarterly dividend and expects to use cash on hand and its reserves as needed until the bowling centers can reopen and provide cash flow.

Bowl America owns 16 of the 17 bowling centers it operates and its Class A Common Stock trades on the NYSE American Exchange with the symbol BWLA.  We invite you to view a more detailed explanation of results in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 29,	March 31,	March 29,	March 31,
	2020	2019	2020	2019
Revenues
Bowling and other	$4,455,810	$5,258,124	$12,376,206	$13,501,062
Food, beverage & merchandise sales	1,803,800	2,184,623	5,172,874	5,711,098
	6,259,610	7,442,747	17,549,080	19,212,160

Operating expenses excluding depreciation and amortization	4,920,654	5,289,054	15,006,028	15,272,333
Depreciation and amortization	243,808	240,294	714,560	719,224
Interest, dividend and other income	96,842	101,150	313,163	297,739
Change in value of investments	(1,000,868)	367,820	(410,933)	173,985
Earnings before taxes	191,122	2,382,369	1,730,722	3,692,327

Net Earnings	$157,322	$1,806,243	$1,320,322	$2,804,066

Comprehensive earnings	$157,322	$1,806,243	$1,320,322	$2,804,066

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.03	.35	.26	.54

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	03/29/20	03/31/19
ASSETS

Total current assets including cash and short-term investments of $3,288 & $3,102	$9,842	$11,332
Property and other assets	20,044	19,154
TOTAL ASSETS	$29,886	$30,486

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,442	$4,552
Other liabilities	3,010	1,356
Stockholders' equity	23,434	24,578
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,886	$30,486